

Mail Stop 3561

September 19, 2016

Denis Razvodovskij
President
Newmarkt Corp.
P.O. Box 1408
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Newmarkt Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 7, 2016**
> **File No. 333-212821**

Dear Mr. Razvodovskij:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2016 letter.

Prospectus Summary, page 5

1. We note your response to our prior comment 2 and reissue in part. Please disclose your monthly burn rate.

Directors, Executive Officers, Promoter and Control Persons, page 23

2. We note your response to our prior comment 11 and reissue. We note your disclosure indicating that Mr. Razvodovksij worked for UAB "Kantorius" for the past five years. Please clarify whether Mr. Razvodovskij is still presently employed by UAB "Kantorius"

since there is no indication if and when he ceased working for that company. As such, please revise to clarify if Mr. Razvodovskij remains employed by UAB "Kantorius" and, if not, when such employment concluded.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: Andrew J. Befumo, Esq.
        Befumo & Schaeffer, PLLC